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SECTION CAPTIONED 'RISK FACTORS' CONTAINED IN THE @PLAN.INC ANNUAL REPORT ON
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 (COMMISSION FILE NO. 000-27923).

                                  RISK FACTORS

    There are statements in this report that are 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. When used in this report, the words 'expect,' 'anticipate,' 'intend,' 'plan,' 'believe,' 'estimate' and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the following:

                 RISKS RELATED TO OUR BUSINESS AND OUR COMPANY

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

    We were incorporated in May 1996 and have a limited operating history. As a result, we face many risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet advertising and electronic commerce markets. These risks include our ability to:

     sustain revenue growth rates;

     manage our expanding operations;

     compete with companies that have longer operating histories, greater name recognition and greater financial resources; and

     expand our current client base.

    We also depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. We cannot assure you that our business strategy will be successful or that we will successfully address these risks.

WE HAVE A HISTORY OF LOSSES, AND WE ANTICIPATE CONTINUED LOSSES.

    To date, we have not made a profit. We incurred net losses of approximately $661,000 during our inception period from May 29, 1996 through December 31, 1996, $2.8 million in 1997, $1.9 million in 1998, and $2.1 million in 1999. As of December 31, 1999, our accumulated deficit was $8.8 million. We expect to continue incurring significant operating and net losses through at least 2000 and, as a result, we will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown in recent quarters, we cannot assure you that we will achieve sufficient revenues for profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. Our results of operations and financial condition will be harmed if revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations and cannot be adjusted accordingly.

WE DEPEND ON SUBSCRIPTION RENEWALS BY OUR CLIENTS AND A DECREASE IN OUR CURRENT RATE OF RENEWAL COULD CAUSE A DECLINE IN OUR REVENUE.

    We derive all of our revenues from subscriptions to our systems. Because we have a limited operating history, our subscription renewal rate is based on a limited number of contracts and we









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are not sure that we will continue to experience our current rate of subscription renewal. If our renewal rate percentage declines, our results of operations and financial condition could be harmed. Our subscription renewal rates may decline as a result of a consolidation in our client base, the emergence of direct competition or if a significant number of our clients cease operations.

OUR BUSINESS WILL BE HARMED IF OUR RELATIONSHIP WITH GALLUP IS TERMINATED CAUSING UPDATES TO OUR DATABASE OR THE INTRODUCTION OF NEW PRODUCTS TO BE DELAYED.

    The methodology for the collection of data, the generation of a sample population to be surveyed and the collection of data from that sample population for our Web user database, our U.S. population database and our merchandising vertical system are controlled and conducted by Gallup. We cannot be sure that Gallup will continue to provide us services in a manner that allows us to execute our business strategy. If our agreements with Gallup terminates for any reason, we will need to find another firm to perform our research data collection services and this could harm our business by delaying our ability to update our database and introduce new products.

IF GALLUP EXPERIENCES PROBLEMS WITH THE TIMELY COLLECTION, PROCESSING, STORING OR DELIVERY OF ACCURATE DATA, WE MAY LOSE CREDIBILITY WITH OUR CLIENTS.

    The data that comprises our exclusively owned databases is collected and statistically processed by Gallup and delivered to us on a quarterly basis. Gallup could experience problems with, or make errors in, collecting, processing, storing or delivering the data. In addition, Gallup could experience problems with the computer systems that process and store the data. These problems could result in inaccuracies or in delays in delivery or loss of, the data from Gallup. These inaccuracies, delays or losses could cause us to lose credibility with our clients or breach some client contracts which could cause us to lose clients and could harm our business.

WE HAVE EXPERIENCED SIGNIFICANT GROWTH IN OUR BUSINESS IN RECENT PERIODS AND ANY INABILITY TO MANAGE THIS GROWTH AND ANY FUTURE GROWTH COULD HARM OUR BUSINESS.

    Our business has grown and we expect continued growth as we add new products and hire new employees. This growth has placed, and our anticipated future growth in our operations will continue to place a strain on our management systems and resources. We cannot assure you that our management team will be able to efficiently or successfully manage our growth. In addition, we will need to hire additional financial and operations personnel. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and we will need to continue to expand, train and manage our workforce.

IF WE ARE UNABLE TO ATTRACT AND RETAIN SALES AND CLIENT SERVICE PERSONNEL OR WE ARE UNABLE TO ADEQUATELY TRAIN OUR SALES PERSONNEL IN A TIMELY MANNER, OUR BUSINESS AND FUTURE REVENUE GROWTH WOULD BE HARMED.

    Our business would be harmed if we were unable to attract, retain and motivate highly qualified, experienced sales and client service personnel. We need to hire additional sales and client service personnel to achieve our growth objectives. Competition for these individuals is intense. Even if we are able to hire additional sales personnel it typically takes months of training before they are fully productive. We may be unable to attract, train and retain an adequate number of individuals to meet our sales and client service objectives.

OUR BUSINESS AND FUTURE REVENUE GROWTH MAY SUFFER IF WE ARE NOT SUCCESSFUL AT DEVELOPING AND INTRODUCING NEW PRODUCTS.

    Our future growth depends in part on our ability to offer new products and services on a timely and cost-effective basis. Our business may suffer if we fail to develop and introduce new

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products or if our new products are not accepted by the market or are accepted at a slower rate than we anticipate. In December 1998, we introduced the @plan Kepler E-Business System for online retailers and consumer brand marketers. We are currently launching our first highly targeted vertical system focusing on the automotive, travel and merchandising e-commerce sector which is expected to launch late in the first quarter 2000. In addition, we plan on launching additional vertical systems covering additional vertical e-commerce sectors. There are many costs and risks associated with developing and introducing these and other new products, including:

     significant market research data collection and software development costs;

     need for additional sales, client service and other personnel;

     diversion of management attention and resources; and

     the lack of acceptance of new products in the marketplace.

    We cannot assure you that we will be successful in developing and introducing new products.

OUR FUTURE REVENUES MAY BE UNPREDICTABLE AND OUR QUARTERLY RESULTS ARE EXPECTED TO FLUCTUATE.

    Our operating results have varied on a quarterly basis and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Due to these fluctuations, it is likely that in some future quarters our operating results will fall below the expectations of securities analysts and investors, which could cause the price of our common stock to drop. Factors that may affect our quarterly operating results include:

     market acceptance of the Web as an advertising medium;

     the development of the electronic commerce market;

     market acceptance of our products;

     the amount and timing of operating costs and capital expenditures relating to the expansion of our business, including those related to our development of highly targeted vertical market research and planning systems;

     variations in product or client mix, as pricing may vary based on the volume and type of subscriptions being sold to a client;

     our ability to expand our client base and retain current clients;

     new competitors entering our market;

     general economic conditions as well as economic conditions specific to the Internet;

     our ability to attract, train and retain qualified sales and other personnel;

     technical difficulties or service interruptions; and

     the magnitude and timing of strategic pricing changes, marketing decisions or acquisitions.

    Our limited operating history and the emerging nature of our markets make prediction of future revenues difficult. Our expense levels are based, in part, on our expectations with regard to future revenues, and to a large extent our expenses are fixed, particularly in the short term. We cannot assure you that we will be able to predict our future revenues accurately and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in our expectations could cause significant declines in our quarterly operating results.

    Due to all the foregoing factors, our quarterly revenues and operating results are difficult to forecast. We believe that our quarterly revenues, expenses and operating results could vary significantly in the future, and that period-to-period comparisons should not be relied upon as indicators of future performance.

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WE MAY EXPERIENCE CLIENT DISSATISFACTION OR BE EXPOSED TO LIABILITY FOR
SUPPLYING INACCURATE INFORMATION TO OUR CLIENTS.

    Our data may contain inaccuracies as a result of data collection or software errors, among other reasons. Our clients may become dissatisfied with our systems, or we may face liability if we supply inaccurate information. Any client dissatisfaction with our data would hinder our ability to attract new clients and retain existing clients. If we face liability for supplying inaccurate data, our business may suffer.

OUR REPUTATION AND THE ATTRACTIVENESS OF OUR SYSTEMS COULD BE IMPAIRED BY A FAILURE OF OUR COMPUTING SYSTEMS AND OUR INTERNET SERVICE PROVIDER'S COMPUTING SYSTEMS.

    The performance of our server and networking hardware and software infrastructure is critical to our business, reputation and ability to attract and retain clients. Any system failure that causes an interruption in service or a decrease in responsiveness of our processing or data storage capabilities could impair our reputation and the attractiveness of our products. We entered into an agreement with UUNet for our Internet connectivity. Any interruption in the service that UUNet provides, or any failure of UUNet to handle higher volumes of Internet users, would harm our business.

    Despite precautions taken by us and our Internet service provider, the occurrence of natural disasters or other unanticipated problems at our or their facilities could result in interruption in the availability of our systems or significant damage to our equipment. Even though we have implemented network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. The occurrence of any of these events could result in interruptions, delays, the loss or corruption of our data or cessations in the availability of our systems, which could harm our business and our reputation.

WE HAVE EXPERIENCED AND MAY AGAIN EXPERIENCE SYSTEM CAPACITY CONSTRAINTS THAT COULD RESULT IN CLIENT DISSATISFACTION OR A LOSS OF CLIENTS.

    An increase in the number of our clients, the addition of new products or spikes in client demand, either unexpected or in connection with new data releases, could strain the capacity of our computer systems, which could lead to slower response time or system failures. Our business could be harmed by system failures or slowdowns that reduce the speed and responsiveness of our data processing and diminish the experience for our clients. We face risks related to our ability to scale up to our expected client levels while maintaining superior performance. We may need to purchase additional servers to maintain adequate data processing speeds.

THE LOSS OF SERVICES OF OUR KEY EXECUTIVES WOULD LIKELY HURT OUR BUSINESS.

    Our future success depends to a significant extent on the continued service of Mark K. Wright, our Chief Executive Officer and Chairman of our Board of Directors, and Karl A. Spangenberg, our President and Chief Operating Officer. We have no employment agreements with either of these executives. The loss of the services of either of Messrs. Wright or Spangenberg would likely hurt our business.

WE FACE COMPETITION FROM MORE ESTABLISHED PROVIDERS OF INTERNET MARKET RESEARCH TOOLS THAT COULD CAUSE A LOSS OF CLIENTS OR CAUSE US TO REDUCE THE PRICES WE CAN CHARGE TO OUR CLIENTS.

    Our market, namely providing market research tools for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers, is new and rapidly evolving. Competition for clients is intense and is expected to increase in the future as existing competitors develop new solutions, potential competitors become active in the market and our industry consolidates. We cannot assure you that we will be able to compete successfully or that

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competitive pressures will not harm our business. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

     the timing and market acceptance of new products and enhancements to existing products developed either by us or our competitors;

     our client service and support efforts;

     our sales and marketing efforts; and

     the ease of use, performance, price and reliability of products developed either by us or our competitors.

    Most of our competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we do. This may allow them to respond more quickly than we can to new or emerging technologies and changes in client requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. We cannot assure you that our current and potential competitors will not develop products or services that are of equal or superior quality to ours or that achieve greater market acceptance or that may be offered at lower prices. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective customers. It is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, all of which will harm our business. Please see 'Business -- Competition for Our Internet Clients' for detailed information about our competition.

ANY FAILURE BY US TO PROTECT OUR INTELLECTUAL PROPERTY COULD HARM OUR BUSINESS AND COMPETITIVE POSITION.

    Our success and our competitive position are dependent on our internally developed methods, technologies and trademarks which we generally protect through a combination of copyright, trademark and trade secrecy laws, confidentiality agreements with third parties, and license agreements with consultants, vendors and customers. Despite these protections, a third party could, without authorization, copy or otherwise take information from our database. Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors. We have filed applications for several trademarks in the United States. We cannot assure you that any of our trademark applications will be approved. Even if these applications are approved, the trademarks may be successfully challenged by others or invalidated.

WE WILL LOSE CLIENTS OR FAIL TO ATTRACT NEW CLIENTS IF THE INTERNET DOES NOT CONTINUE TO DEVELOP AS AN ADVERTISING MEDIUM.

    Our future success depends on an increase in the use of the Internet as an advertising medium. We would lose clients or fail to attract new clients if the market for Internet advertising fails to develop or develops more slowly than we expect. The Internet advertising market is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness and value to advertisers. As a result, demand and market acceptance for our systems is uncertain. Many of our current or potential clients have little or no experience using the Internet for advertising purposes, and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires accepting a new way of conducting business, exchanging information and advertising products and services.

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Clients may find that Internet advertising is less effective for promoting their products and services relative to traditional advertising media. In addition, most of our current and potential Web publisher clients have little or no experience in generating revenues from the sale of advertising space on their Web sites.

THE INTERNET MARKET RESEARCH INDUSTRY IS NEW AND CHANGING QUICKLY AND OUR SYSTEMS MAY NOT BE ACCEPTED BY OUR EXISTING AND FUTURE CLIENTS.

    To date, no industry consensus has emerged as to what information tools will be essential to buying and selling Internet advertising as well as to the development of electronic commerce. Our existing and future clients may challenge or refuse to accept the market research information that our systems provide. Our clients may not be satisfied with our methodology for data collection or may feel that our databases do not represent Internet users. Our clients might turn to other current or future providers of market research systems.

THE FAILURE OF INDUSTRY INITIATIVES TO SUPPORT OUR METHODOLOGIES OR THEIR ENDORSEMENT OF OTHER METHODOLOGIES MAY RESULT IN A DECLINE IN SALES OF SUBSCRIPTIONS FOR OUR SYSTEMS.

    Key industry organizations, including the Internet Advertising Bureau, the Media Ratings Council, the Advertising Research Foundation and FAST Forward, have begun initiatives focusing on standards for Internet market research and audience measurement. To the extent that some or all of these trade groups do not support our methodologies or endorse other methodologies, our business and financial condition could be harmed.

TECHNOLOGICAL CHANGE MAY RENDER OUR SYSTEMS OBSOLETE.

    The Internet, the Internet advertising and electronic commerce markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing client demands. Our systems may be rendered obsolete by those developments. Our future success depends on our ability to adapt to rapidly changing technologies, to enhance our existing products and to develop and introduce a variety of new products to address our clients' changing needs. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our products. In addition, our new products or enhancements must meet the requirements of our current and prospective clients and must achieve significant market acceptance. Delays in introducing new products and enhancements may cause clients to forego purchases of our products and purchase those of our competitors.

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